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As filed with the Securities and Exchange Commission on May 19, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934
 (Amendment No. 12)

Schering Aktiengesellschaft
(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares,
no par value
(Title of Class of Securities)

DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share ("Shares"), of Schering Aktiengesellschaft ("Schering") (including those Shares represented by American Depositary Shares ("ADSs")), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

/x/
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:	Dritte BV GmbH Bayer Aktiengesellschaft
Date Filed:	April 13, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 12 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the "Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer AG"), and Bayer AG, relating to a tender offer by the Bidder to purchase all of the issued and outstanding bearer shares, with no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Schering"), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Offer") are described in the Offer Document, published on April 13, 2006 (the "Offer Document"), a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

        Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.
Section 8.2.1 of the Offer Document, entitled "The Bidder/Bayer AG—Description of Bayer AG and the Bayer Group—Bayer AG", is hereby amended and supplemented by adding the following information to the end of the table of members of the supervisory board of Bayer AG on page 30 of the Offer Document:

Peter Hausmann*	Member	North Rhine District Secretary of the German Mine, Chemical and Power Workers' Union	2006	Procter & Gamble Manufacturing GmbH; Baywoge GmbH
2.
Section 8.2.1 of the Offer Document, entitled "The Bidder/Bayer AG—Description of Bayer AG and the Bayer Group—Bayer AG", is hereby amended and supplemented by adding the following immediately after the table of members of the supervisory board of Bayer AG on page 30 of the Offer Document:

          "Siegfried Wendlandt stepped down from his membership of the Supervisory board on April 28, 2006 and was replaced by Peter Hausmann."

3.
Section 12 of the Offer Document, entitled "Expected Effects of a Successful Offer on the Net Worth, Financial Position and Earnings of the Bidder and the Bayer Group", is hereby amended and supplemented by adding the following paragraph after the first paragraph thereof on page 41 of the Offer Document:

    "The following information is included solely to comply with, and is required by, Section 11, paragraph 2, 3rd sentence, No. 1 of the German Securities Acquisition and Takeover Act (the "WpÜG") to be included in this Offer Document. The information is not required to be provided under the laws of the U.S.A. or the rules and regulations of the SEC and does not include all the disclosures that would be required if this information had been presented in accordance with the SEC's rules and regulations. Schering Securityholders should note that

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    the following information does not include all adjustments that would be required under International Financial Reporting Standards ("IFRS") and does not include a reconciliation to U.S. generally accepted accounting principles."

4.
Section 11.2.1 of the Offer Document, entitled "Financing the Offer—Bridge Financing", is hereby amended and supplemented by adding the following at the end of the fifth paragraph (in the original Offer Document as published on April 13, 2006) thereof on page 39 of the Offer Document:

    "On May 18, 2006, Bayer AG placed three tranches of bonds totaling approximately EUR 3 billion. The proceeds will be used to finance a portion of the Offer in lieu of drawing down a portion of the Bridge Facilities Agreement. The first tranche is a three-year floating-rate Eurobond in the amount of EUR 1.6 billion, which will bear interest at 22.5 basis points over EURIBOR. The second tranche is a seven-year fixed-rate Eurobond in the amount of EUR 1.0 billion, which will bear interest at 4.5%. The third tranche is a 12-year fixed-rate sterling bond in the amount of GBP 250 million, which will bear interest at 5.625%."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: May 19, 2006

BAYER AKTIENGESELLSCHAFT
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
DRITTE BV GMBH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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